May 31, 2016

Via EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)
Form 10-K for the Year Ended December 31, 2015
Filed March 30, 2016
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015
Filed April 4, 2016
File No. 001-10593

Dear Mr. Arakawa:

This letter is in response to the Staff’s letter dated May 3, 2016 (the “Comment Letter”) addressed to the Company’s Chief Financial Officer regarding the Company’s Form 10-K, and Amendment No. 1 to Form 10-K, each for the year ended December 31, 2015 (collectively, the “Form 10-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Variable Interest Entities, page 47

1.	We note that in determining the primary beneficiary of a VIE you consider “the obligation to absorb losses or rights to receive benefits that could be significant to us.” Please tell us whether you analyze significance of losses or benefits in relation to the Company or to the variable interest entity in your determination. To the extent significance of losses or benefits is analyzed relative to the VIE, please revise your disclosure in future filings to clarify your accounting policy.

Response:

In determining the primary beneficiary of a VIE, we analyze the significance of the obligation to absorb losses or right to receive benefits as it relates to the VIE. The Company will revise its disclosure in future filings to reflect this clarification.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015

Consolidated Financial Statements and Financial Statement Schedule

Note 1. Summary of Significant Accounting Policies

Non-Controlling Interests / Redeemable Non-controlling Interests, page 25

2.	Please expand your policy disclosure in future filings to explain the factors which cause certain non-controlling interests to be classified as redeemable.

Response:

In our Form 10-Q for the quarterly period ended March 31, 2016, filed May 6, 2016, we have included the following disclosure under the Summary of Significant Accounting Policies in Note 1. Basis of Presentation of Notes to Unaudited Condensed Consolidated Financial Statements. We will also include such disclosure in future filings:

“Non-controlling Interests / Redeemable Non-controlling Interests

Certain of the Company’s consolidated joint ventures have put options which, if exercised by the Company’s joint venture partner, would require the Company to purchase all or a portion of the joint venture partner’s equity interest in the joint venture. The Company has determined that these put options are not derivatives under the guidelines prescribed in Accounting Standards Codification (“ASC”) 815 because the underlying shares are not readily convertible to cash. As such, and in accordance with ASC 480-10-S99, as the potential exercise of the put options is outside the control of the Company, the Company has recorded the portion of the non-controlling interest’s equity that may be put to the Company in mezzanine equity in the Company’s consolidated balance sheets as “redeemable non-controlling interest”. The initial value of the redeemable non-controlling interest represents the fair value of the put option at inception. This amount recorded at inception is accreted on a quarterly basis, over a period determined by when the put option becomes exercisable, to what the Company would be obligated to pay to the non-controlling interest holder if the put option was exercised. This accretion is recorded as a credit to redeemable non-controlling interest and a debit to retained earnings. For each reporting period, the Company revisits the estimates used to determine the redemption value of the put option. For the Company’s consolidated joint ventures that do not have put options, the non-controlling interest is recorded within permanent equity on the Company’s consolidated balance sheet.

The Company has, and may continue to enter into joint venture agreements with joint venture partners in which the Company allows the joint venture partner to pay a portion of the purchase price in cash at the time of the formation of the joint venture with the remaining cash consideration paid over a specified period of time following the closing of such transaction. The Company records the amounts due from such joint venture partners as (a) a reduction of non-controlling Interests, net of installment payments, or (b) if installment payments result from the issuance of shares classified as mezzanine equity, as a reduction in Redeemable Non-controlling Interests, net of installment payments (i.e. mezzanine equity), as applicable, in the Company’s consolidated balance sheet in accordance with ASC 505-10-45, “Classification of a Receivable from a Shareholder.” The Company accretes the present value discount on these installment payments through interest income on its consolidated statements of operations.”

3.	You disclose the redeemable non-controlling interest amounts are accreted periodically to their estimated redemption amounts. Please clarify the meaning of the term “periodically” to clearly indicate the frequency in which you determine the estimated redemption amounts of your redeemable non-controlling interests.

Response:

On at least a quarterly basis, we review the estimated redemption amounts for each of our redeemable non-controlling interests. If the estimated redemption amounts change, the Company adjusts the quarterly accretion amount on a go forward basis through the earliest redemption date. We will clarify the meaning of the term “periodically” in future filings accordingly.

4.	Your balance sheet indicates that your redeemable non-controlling interests have a redemption value of $86,191 and $81,177 as of December 31, 2015 and December 31, 2014, respectively. Please tell us how you determine the redemption amounts, providing sufficient detail to understand the methods and inputs used to calculate these amounts and how your determination complies with ASC 480-10-S99.

Response:

At inception, we determine the redemption amounts in accordance with the calculation of the exercise price for our joint venture partner’s put option, as defined in each joint venture’s operating agreement, noting that the calculation for most approximates fair value as discussed below in item 5 and in prior correspondence related to our joint ventures with the SEC staff. The pricing included in the joint venture agreements related to such put options resulted from negotiations between sophisticated and unrelated third parties and are generally based on the application of a multiple to historical revenue. The Company seeks to apply a multiple in pricing these put option arrangements that are substantially similar to the multiple the Company uses when acquiring IP. The Company believes that this multiple represents the expectation of fair value at the time of exercise. This is evident in the arms-length negotiation that led our partners to agree with such terms. Please refer to Note 3. Consolidated Entities of Notes to Consolidated Financial Statements in our Form 10-K for the Year Ended December 31, 2015 for a detailed description of each joint venture’s put option and the associated calculation of the exercise price. In future filings, we will include a reference in Note 1. Summary of Significant Accounting Policies, Non-controlling Interests / Redeemable Non-controlling Interests, to the calculations of redemption amounts described in the aforementioned Note 3.

Note 8. Earnings (Loss) Per Share, page 54

5.	Please tell us how you considered your redeemable non-controlling interest in your computation of earnings per share.

Response:

The Company notes that under ASC 480-10-S99-3A, paragraph 22b, the Staff indicates that adjustments to the carrying amount of a non-controlling interest issued in the form of a common stock instrument to reflect a fair value redemption feature do not impact earnings per share. As stated in our response to Item 4 of the Comment Letter, we note that the calculation of the exercise price of the put options for the purchase of membership interests in most of the joint venture underlying the redeemable non-controlling interest approximates fair value, and as such adjustments to these redeemable non-controlling interest do not impact our calculation of earnings (loss) per share.

However, in certain instances (i.e. LC Partners U.S., our Iconix Southeast Asia joint venture and our Iconix MENA joint venture), the exercise price of the put feature is considered not to approximate fair value because of the inclusion of a “floor price” in the redemption formula. That is, the puts are exercisable at the higher of fair value or a floor. ASC 480-10-S99-3A paragraph 21, FN 17 states that there are two acceptable approaches for allocating earnings under the two-class method when a common stock instrument is redeemable at other than fair value. The registrant may elect to: (a) treat the entire periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) as being akin to a dividend or (b) treat only the portion of the periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) that reflects a redemption in excess of fair value as being akin to a dividend. Consistent with the guidance in FN 17 and in applying it to paragraph 22b, the Company has incorporated only the portion of the periodic adjustment (i.e. the accretion to fair value) to the redeemable non-controlling interest in excess of fair value in the attribution of net income.1 In each of the joint ventures noted above, the excess to fair value has been zero because the formulas have resulted in amounts that exceeded the floor. That is, the redemption value has not exceeded fair value. As such, redeemable non-controlling interest has had no impact on our computation of earnings (loss) per share.

The Company also considered the guidance in ASC 480-10-S99-3A paragraph 22b as it relates to application of the two-class method for redeemable NCI when the terms of the redemption feature are not fully considered in the attribution of net income under paragraph 810-10-45-20. More specifically, the Company evaluated the impact of the two-class method of calculating earnings per share as it relates to the joint ventures noted above. In this context, (i) the JVs’ dividends declared have been generally equal to or less than actual earnings for each of the periods presented in our financial statements in the Form 10-K and (ii) there are no rights for either partner in these joint ventures for preferential distributions of earnings. Therefore, the impact on earnings per share using the two class method to allocate earnings of the joint ventures compared to our historical earnings per share as reported has, to date, been immaterial. We will continue to consider whether the two class method has an impact going forward, given the floor provision in certain of the joint ventures.

In future filings, we will expand Note 8. Earnings (Loss) Per Share and provide a brief description, which will comport with our explanation above, of our treatment of redeemable non-controlling interests as it relates to our calculation of earnings per share.

Note 13. Income Taxes, page 58

6.	We note your disclosure indicates that the tax liability associated with the non-controlling interest share of certain joint venture earnings is not reported in your income tax expense. Please clarify why you do not include the non-controlling interest share of income tax expense given that you consolidate these entities. Please cite the applicable authoritative literature that supports your accounting.

Response:

As described in Note 13. Income Taxes, with the exception of our Buffalo brand joint venture, our Iconix Canada joint venture and our Middle East joint venture, the Company is not responsible for the income taxes related to the non-controlling interest’s share of the joint venture earnings.

[1]	We note this is consistent with guidance issued by some of the big 4 accounting firms, for example Ernst & Young’s Earnings Per Share guide, July 2015 edition page 12 and Illustration 3-2.

ASC 810-10-50-1A requires presentation of the attribution of consolidated earnings to the controlling and the non-controlling interests on the face of the consolidated income statement. Income taxes included in consolidated income taxes and attributed to non-controlling interests on the face of the consolidated income statement will vary depending on whether a subsidiary is a partnership or a C corporation. Partnerships are not taxable entities. Instead, the tax consequences of transactions within the partnership flow through to the partners. The partners then report their proportionate share of the partnership’s income or loss in their individual capacities. Therefore, for the Company’s consolidated subsidiaries which are partnerships, the Company only reports taxes on its share of the partnership’s taxable activity in consolidated income tax expense. The tax provision on the portion of the partnership owned by the non-controlling interests are not included in consolidated income tax expense. Due to this accounting, a permanent difference for this income is created. Conversely, for the Company’s subsidiaries that are taxable entities, the Company would include the taxes of the subsidiaries in the consolidated tax expense, and any amounts allocated to non-controlling interests would be included in the Net Income Attributable to Non-Controlling Interest in the income statement. The only consolidated entities with non-controlling interests that are not treated as partnerships for local tax purposes are our Buffalo brand joint venture, the Iconix Canada joint venture and the Iconix Middle East joint venture.

The following language will be included in our discussion of income taxes in future filings:

“With the exception of the Buffalo brand joint venture, Iconix Canada joint venture, and Iconix Middle East joint venture, the Company is not responsible for the income taxes related to the non-controlling interest’s share of the joint venture’s earnings. Therefore, the tax liability associated with the non-controlling interest share of the joint venture’s earnings is not reported in the Company’s income tax expense, despite the joint venture’s entire income being consolidated in the Company’s reported income before income tax expense. As such, the joint venture’s earnings have the effect of lowering our effective tax rate. This effect is more pronounced in periods in which joint venture earnings are higher relative to our other earnings. Since the Buffalo brand joint venture and the Iconix Canada joint venture are taxable entities in Canada, and the Iconix Middle East joint venture is a taxable entity in the United Kingdom, the Company is required to report its tax liability, including taxes attributable to the non-controlling interest, in its statement of operations. All other consolidated joint ventures are partnerships and treated as pass-through entities not subject to taxation in their local tax jurisdiction, and therefore the Company includes only the tax attributable to its proportionate share of income from the joint venture in income tax expense.”

Note 21. Restatement of Previously Issued Financial Statements, page 65

7.	Your narrative disclosure under this heading identifies various accounting matters for which you have made adjustments to restate your financial statements for the years ended December 31, 2014 and 2013. We note that these adjustments are aggregated and captured in a single adjustments column in your tabular disclosures of the restatement. To better understand the adjustments and the impacts of each of the accounting matters identified, please provide us with a similar tabular schedule that includes separate adjustment columns for each of the accounting matters you have described.

Response:

Please refer to the Appendix to this response for details on this Item 7 of the Comment Letter.

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, and they agree with the accounting considerations and conclusions expressed herein.

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer

cc:	Myra Moosariparambil

Brian Snyderman

BDO USA, LLP; attn: Lawrence Shapiro

BDO USA, LLP National Office

Appendix

in thousands, except earnings per share data	The year ended December 31, 2013
	as reported	adjustment - A	adjustment - B	adjustment - C	adjustment - D	adjustment - E	adjustment - F	adjustment - G	adjustment - H	adjustment I	as adjusted
Licensing revenue	$398,047	$—	$—	$4,086	$—	$—			$(11,560)		$390,574
Other revenue	32,579	(22,121)	(10,458)	—		—	—	—	—	—	—

Total Revenue	430,626	(22,121)	(10,458)	4,086	—	—	—	—	(11,560)	—	390,574
Selling, general and administrative expenses	173,215	—	—	—	—	272		(326)			173,161
Gain on Sale of Trademarks and Formation of Joint Ventures	—	—	(7,354)	—	—	—	—	—	—	—	(7,354)
Equity Earnings from Joint Ventures	—	—	—	—	(10,211)	—	—	—	—	—	(10,211)

Operating income	257,411	(22,121)	(3,104)	4,086	10,211	(272)	—	326	(11,560)	—	234,978
Other expenses (income):
Interest expense	76,321	—	—	—	—	—	—	—	—	—	76,321
Interest income	(2,048)	—	—	—	—	—	—	—	(1,113)	—	(3,161)
Other income	(5,395)	—	—	—	—	—	—	—	—	—	(5,395)
Foreign currency translation loss (gain)	—	—	—	—	—	—	—	326	—	—	326
Equity earnings on joint ventures	(12,129)	—	—	—	12,129	—	—	—	—	—	—

Other expenses (income) - net	56,749	—	—	—	12,129	—	—	326	(1,113)	—	68,091
Income before taxes	200,662	(22,121)	(3,104)	4,086	(1,918)	(272)	—	—	(10,446)	—	166,887
Provision for income taxes	58,075						—	—	—	(8,480)	49,595

Net income	$142,587	$(22,121)	$(3,104)	$4,086	$(1,918)	$(272)	$—	$—	$(10,446)	$8,480	$117,292
Less: Net income attributable to non-controlling interest	$14,539	$—	$—	$—	$—	$—	$(2,237)	$—	$—	$—	$12,303

Net income attributable to Iconix Brand Group, Inc.	$128,048	$(22,121)	$(3,104)	$4,086	$(1,918)	$(272)	$2,237	$—	$(10,446)	$8,480	$104,989

Earnings per share:
Basic	$2.28	($0.39)	($0.06)	$0.07	($0.03)	($0.00)	$0.04	$0.00	($0.19)	$0.15	$1.87

Diluted	$2.11	($0.36)	($0.05)	$0.07	($0.03)	($0.00)	$0.04	$0.00	($0.17)	$0.14	$1.73

Weighted average number of common shares outstanding:
Basic	56,281	—	—	—	—	—	—	—	—	—	56,281

Diluted	60,734	—	—	—	—	—	—	—	—	—	60,734

Comprehensive income	159,073	(22,121)	(3,104)	4,086	(1,918)	(272)		—	(10,446)	8,480	133,778
Comprehensive income attributable to Iconix Brand Group, Inc	144,534	(22,121)	(3,104)	4,086	(1,918)	(272)	2,237	—	(10,446)	8,480	121,475

(A)	Remove JV formation gains for Iconix Canada, Iconix Israel, Iconix SE Asia and reclassify remaining gains to new line
(B)	Adjust to recalculated cost basis of the trademarks contributed to Iconix Australia and the sale of the Umbro brand in the territory of Korea
(C)	Consolidate revenue of Iconix Canada, Iconix Israel & Iconix SE Asia
(D)	Remove equity earnings from now consolidated joint ventures and move remaining equity earnings on joint ventures up to operating income
(E)	Consolidate expenses of Iconix Canada, Iconix Israel & Iconix SE Asia
(F)	Record non-controlling interests of Iconix Canada, Iconix Israel & Iconix SE Asia as well as record the effect of adjustment (H) on NCI
(G)	Reclass foreign currency translation loss from SGA to a separate line item
(H)	Record the reduction of revenue associated with a certain transaction where by the company was not able to establish the fair value of the purchase transaction and subsequent guaranteed minimum royalties
(I)	Record tax affect of prior adjustments

in thousands, except earnings per share data	The year ended December 31, 2014
	as reported	adjustment - A	adjustment - B	adjustment - C	adjustment - D	adjustment - E	adjustment - F	adjustment - G	adjustment - H	adjustment - I	adjustment J	as adjusted
Licensing revenue	$394,157	—	—	$13,165	$—	$—	—	—	$(15,832)	—	—	$391,490
Other revenue	45,840	(45,840)	—	—	—	—	—	—	—	—	—	—

Total Revenue	439,997	(45,840)	—	13,165	—	—	—	—	(15,832)	—	—	391,490
Selling, general and administrative expenses	190,153	—	(1,745)	—	—	(8)	—	786	—	(400)	—	188,786
Gain on Sale of Trademarks and Formation of Joint Ventures	—	(6,399)	—	—	—	—	—	—	—	—	—	(6,399)
Equity Earnings from Joint Ventures	—	—	—	—	(11,325)	—	—	—	—	—	—	(11,325)

Operating income	249,844	(39,441)	1,745	13,165	11,325	8	—	(786)	(15,832)	400	—	220,428
Other expenses (income):
Interest expense	84,523	—	—	—	—	—	—	—	—	—	—	84,523
Interest income	(2,592)	—	—	—	—	—	—	—	(1,119)	—	—	(3,711)
Other income	(38,234)	—	—	—	—	—	—	—	8,995	—	—	(29,239)
Foreign currency translation loss (gain)	—	—	1,745	—	—	—	—	—	—	—	—	1,745
Equity earnings on joint ventures	(17,030)	—	—	—	17,030	—	—	—	—	—	—	—

Other income - net	26,667	—	1,745	—	17,030	—	—	—	7,877	—	—	53,318
Income before taxes	223,177	(39,441)	—	13,165	(5,705)	8	—	(786)	(23,708)	400	—	167,110
Provision for income taxes	59,641	—	—	—	—	—	—	—	—	—	(11,353)	48,288

Net income	$163,536	$(39,441)	$—	$13,165	$(5,705)	$8	$—	$(786)	$(23,708)	$400	$11,353	$118,822
Less: Net income attributable to non-controlling interest	$14,693	$—	$—	$—	$—	$—	$406	$—	$—	$—	$—	$15,099

Net income attributable to Iconix Brand Group, Inc.	$148,843	$(39,441)	$—	$13,165	$(5,705)	$8	$(406)	$(786)	$(23,708)	$400	$11,353	$103,723

Earnings per share:
Basic	$3.07	($0.81)	$0.00	$0.27	($0.12)	$0.00	($0.01)	($0.02)	($0.49)	$0.01	$0.23	$2.14

Diluted	$2.59	($0.69)	$0.00	$0.23	($0.10)	$0.00	($0.01)	($0.01)	($0.41)	$0.01	$0.20	$1.81

Weighted average number of common shares outstanding:
Basic	48,431	—	—	—	—	—	—	—	—	—	—	48,431

Diluted	57,366	—	—	—	—	—	—	—	—	—	—	57,366

Comprehensive income	122,864	(39,441)	—	13,165	(5,705)	8	—	(786)	(23,708)	400	11,353	78,150
Comprehensive income attributable to Iconix Brand Group, Inc	108,171	(39,441)	—	13,165	(5,705)	8	(406)	(786)	(23,708)	400	11,353	63,051

(A)	Remove JV formation gains for Iconix SE Asia, Iconix MENA and LC Partners U.S., record recalculated cost basis of the trademarks contributed to the e-commerce and U.S. catalog rights in respect of the Sharper Image brand and reclassify remaining gains to new line
(B)	Reclass foreign currency translation loss from SGA to a separate line item
(C)	Consolidate revenue of Iconix Canada, Iconix Israel, Iconix SE Asia, Iconix MENA and LC Partners U.S.
(D)	Remove equity earnings from now consolidated joint ventures and move remaining equity earnings on joint ventures up to operating income
(E)	Consolidate expenses of Iconix Canada, Iconix Israel, Iconix SE Asia, Iconix MENA and LC Partners U.S. net of expense reversal for guarantee payment to a now consolidated joint venture
(F)	Record non-controlling interests of Iconix Canada, Iconix Israel, Iconix SE Asia and LC Partners U.S. as well as record the effect of adjustment (H) on NCI
(G)	Record adjustments to inter company loans for now consolidated joint ventures.
(H)	Record the reduction of revenue and remeasurment gains associated with certain transactions where by the company was not able to establish the fair value of the purchase transaction and subsequent guaranteed minimum royalties
(I)	Adjustment to amortization on JC Penney advertising contribution.
(J)	Record tax affect of prior adjustments

Summary of Adjustments - April 2016

		2014
	Adjust	Q1		Q2		Q3		Q4		Year
Gain on formation of JV	A	3,971,261	(e)	8,250,914	(f)	18,652,000	(g)	7,179,000	(h)	38,053,175
Adjust gain on sale of Marks	B			1,388,000	(i)					1,388,000
JV now consolidated revenue	C	2,977,601		3,185,937		2,985,908		4,015,397		13,164,843
Equity Pickups	D	1,339,202		1,403,681		1,434,485		1,527,310		5,704,678
JV now consolidated expenses	E	270,661		399,273		389,600		1,181,227		2,240,761
Non controlling interest portion	F	267,418		323,616		297,884		447,065		1,335,983
Currency adjustment to inter company	G	(118,161)		(33,750)		29,656		908,381		786,126
Remeasurement Gains	H	8,995,425	(v,w)							8,995,425
Revenue Adjustment	I	4,229,670	(q,t,u)	4,149,128	(q,t,u)	3,767,890	(q,t,u)	3,684,861	(q,s,t,u)	15,831,549
Interest Income	J	(321,500	) (q)	(287,680	) (q)	(265,870	) (q)	(243,830	) (q)	(1,118,880)
Amortization adjustment	K	(100,000	) (u)	(100,000	) (u)	(100,000	) (u)	(100,000	) (u)	(400,000)
Additional JV tax entry										—
Additional expense due to deconsolidation										—

Total Adjustments Pre-Tax		(15,556,376)		(12,307,245)		(21,219,737)		(10,568,618)		(59,651,975)

Tax adjustment		(5,529,287)		(4,326,205)		(1,104,632)		(393,203)		(11,353,327)
Non Control adjust		(224,217)		(276,122)		(214,402)		(214,938)		(929,679)
Distribution Shortfall reversal								2,250,000		2,250,000

Revenue now Consolidated
Canada		1,724,170		2,170,494		1,662,744		1,796,664		7,354,071
SE Asia		925,169		645,587		918,419		1,753,497		4,242,672
Israel		328,263		369,856		404,745		400,950		1,503,814
LC Partners								64,286		64,286
MENA

Total		2,977,601		3,185,937		2,985,908		4,015,397		13,164,843

Expenses now Consolidated
Canada		57,128		117,546		68,680		198,617		441,971
SE Asia		207,616		276,659		251,927		909,975		1,646,177
Israel		5,918		5,068		68,993		72,635		152,614
LC Partners
MENA

Total		270,661		399,273		389,600		1,181,227		2,240,761

(a)	Gain on Iconix Canada and Ico Brands
(b)	Adjustment on Australia JV gain
(c)	Gains on Iconix SE Asia (2.6m) & Iconix Israel (2.3m)
(d)	Adjustment on Umbro Korea gain
(e)	Gain on Lee Cooper US JV
(f)	Gain on amendment to SE Asia II (Korea / Europe)
(g)	Gain on amendment to SE Asia III (Umbro & LC in China)
(h)	Gain on Iconix MENA
(i)	Reduce gain on Sharper Camelot
(q)	Adjust Buffalo Transaction (Affects, Rev, Int, NCI and Taxes)
(t)	adjust Ecko Revenue
(u)	JP Penny Adjustment (affects Rev, Amort, and Taxes)

	As of December 31, 2014
	As Previously Reported	A-Inclusion of JV’s	B - Buffalo	C - OP Japan	D- India	E- Europe	F- JC Penney	G- Latin America	H-Mezz Debt	I-Ecko	J-Hardy	K-China
Assets
Current Assets:
Cash and cash equivalents	$128,019	$20	—	—	—	—	—	—	—	—	—	—
Restricted cash	59,560	—	—	—	—	—	—	—	—	—	—	—
Accounts receivable, net	115,066	591	$(3,310)	—	—	—	—	—	—	—	—	—
Deferred income tax assets	10,328	—	—	—	—	—	—	—	—	—	—	—
Due from Related Parties	—	7,166	—	—	—	—	—	—	—	—	—	—
Due from Intercompany	—	130	—	—	—	—	—	—	—	—	—	—
Other assets – current	66,781	2,947	—	—	—	—	$(1,600)	—	$(21,237)	—	—	—

Total Current Assets	379,754	10,854	(3,310)	—	—	—	(1,600)	—	(21,237)	—	—	—

Property and equipment:
Furniture, fixtures and equipment	22,704	—	—	—	—	—	—	—	—	—	—	—
Less: Accumulated depreciation	(14,946)	—	—	—	—	—	—	—	—	—	—	—

	7,758	—	—	—	—	—	—	—	—	—	—	—

Other Assets:
Other assets	63,334	5,348	19,287	—	—	—	—	—	(30,259)	—	—	—
Trademarks and other intangibles, net	2,024,541	170,810	(40,099)	$(705)	$(7,482)	$(11,701)	—	$(6,290)	—	—	$(9,000)	—
Deferred financing costs, net	19,842	—	—	—	—	—	—	—	—	—	—	—
Investments and joint ventures	140,910	495	—	—	3,741	—	—	—	—	—	—	$(2,625)
Goodwill	231,738	—	3,213	—	—	—	—	—	—	—	(2,175)	—

	2,480,365	176,652	(17,599)	(705)	(3,741)	(11,701)	—	(6,290)	(30,259)	—	(11,175)	(2,625)

Total Assets	$2,867,877	$187,507	$(20,909)	$(705)	$(3,741)	$(11,701)	$(1,600)	$(6,290)	$(51,497)	$—	$(11,175)	$(2,625)

Liabilities, Redeemable Non-Controlling Interest and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$38,762	$8,090	—	—	—	—	—	—	—	—	—	—
Deferred revenue	24,978	140	—	—	—	—	—	—	—	—	—	—
Current portion of long-term debt	61,123	—	—	—	—	—	—	—	—	—	—	—
Other liabilities – current	12,741	(3,416)	—	—	—	—	—	—	—	—	—	—

Total current liabilities	137,604	4,814	—	—	—	—	—	—	—	—	—	—

Deferred income tax liability	320,792	1,037	$(6,539)	$(250)	$(1,327)	$(4,142)	$(568)	$(2,226)	—	—	$(3,064)	$(931)
Other tax liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Long-term debt, less current maturities	1,332,954	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	11,660	5,843	—	—	—	—	—	—	—	—	—	—

Total Liabilities	$1,803,010	$11,694	$(6,539)	$(250)	$(1,327)	$(4,142)	$(568)	$(2,226)	$—	$—	$(3,064)	$(931)

Redeemable Non-Controlling Interests, net of installment payments due from non-controlling interest holders	14,224	—	—	—	—	—	—	—	25,472	—	—	—
Commitments and contingencies	—	—	—	—	—	—	—	—	—	—	—	—
Stockholders’ Equity:	—	—	—	—	—	—	—	—	—	—	—	—
Common stock	79	—	—	—	—	—	—	—	—	—	—	—
Additional paid-in capital	948,714	1	—	—	—	—	—	—	716	975	—	—
Equity - Iconix	—	—	—	—	—	—	—	—	—	—	—	—
Retained earnings	805,526	99,203	(6,880)	(455)	(2,414)	(7,559)	(1,032)	(4,063)	(3,306)	(975)	(5,861)	(1,694)
Accumulated other comprehensive loss	(24,186)	—	—	—	—	—	—	—	—	—	—	—
Less: Treasury stock	(812,429)	—	—	—	—	—	—	—	—	—	—	—

Total Iconix Brand Group, Inc. Stockholders’ Equity	917,704	99,204	(6,880)	(455)	(2,414)	(7,559)	(1,032)	(4,063)	(2,590)	—	(5,861)	(1,694)

Non-controlling interests, net of installment payments due from non-controlling interest holders	132,939	76,608	(7,489)	—	—	—	—	—	(74,378)	—	(2,250)	—

Total Stockholders’ Equity	$1,050,643	$175,812	$(14,370)	$(455)	$(2,414)	$(7,559)	$(1,032)	$(4,063)	$(76,968)	$—	$(8,111)	$(1,694)

Total Liabilities, Redeemable Non-Controlling Interest and Stockholders’ Equity	$2,867,877	$187,507	$(20,909)	$(705)	$(3,741)	$(11,701)	$(1,600)	$(6,290)	$(51,497)	$—	$(11,175)	$(2,625)

	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

	As of December 31, 2014

	L-Umbro	M-InterCo	N-NGX	O-Distributions	P-Joe Boxer	Q-Sharper	R-Australia	S-NCI	T-JV Gains	U-Taxes	TOTAL ADJ	As Restated
Assets
Current Assets:
Cash and cash equivalents	—	—	—	—	—	—	—	—	—	—	$20	$128,039
Restricted cash	—	—	—	—	—	—	—	—	—	—	—	59,560
Accounts receivable, net	—	—	—	—	—	—	—	—	—	—	(2,719)	112,347
Deferred income tax assets	—	—	—	—	—	—	—	—	—	—	—	10,328
Due from Related Parties	—	$(7,166)	—	—	—	—	—	—	—	—	—	—
Due from Intercompany	—	(130)	—	—	—	—	—	—	—	—	—	—
Other assets – current	—	(2,803)	—	—	—	—	—	—	—	—	(22,693)	44,088

Total Current Assets	—	(10,099)	—	—	—	—	—	—	—	—	(25,392)	354,362

Property and equipment:
Furniture, fixtures and equipment	—	—	—	—	—	—	—	—	—	—	—	22,704
Less: Accumulated depreciation	—	—	—	—	—	—	—	—	—	—	—	(14,946)

	—	—	—	—	—	—	—	—	—	—	—	7,758

Other Assets:
Other assets	—	(5,844)	—	—	—	—	—	—	—	—	(11,469)	51,865
Trademarks and other intangibles, net	$(9,444)	—	—	—	$(930)	$(1,388)	$(1,014)	—	$(110,963)	—	(28,207)	1,996,334
Deferred financing costs, net	—	—	—	—	—	—	—	—	—	—	—	19,842
Investments and joint ventures	—	—	—	$3,685	—	—	—	$(7,622)	(28,480)	—	(30,805)	110,105
Goodwill	—	—	—	—	—	—	—	—	—	—	1,038	232,776

	(9,444)	(5,844)	—	3,685	(930)	(1,388)	(1,014)	(7,622)	(139,443)	—	(69,443)	2,410,922

Total Assets	$(9,444)	$(15,943)	$—	$3,685	$(930)	$(1,388)	$(1,014)	$(7,622)	$(139,443)	$—	$(94,835)	$2,773,042

Liabilities, Redeemable Non-Controlling Interest and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	—	$(6,261)	—	$(709)	—	—	—	—	$(1,227)	—	$(107)	$38,655
Deferred revenue	—	—	$750	—	—	—	—	—	—	—	890	25,868
Current portion of long-term debt	—	—	—	—	—	—	—	—	—	—	—	61,123
Other liabilities – current	—	(2,922)	—	—	—	—	—	—	—	—	(6,338)	6,403

Total current liabilities	—	(9,183)	750	(709)	—	—	—	—	(1,227)	—	(5,555)	132,049

Deferred income tax liability	(94)	(325)	(136)	798	$(2,198)	(490)	(355)	—	—	$—	(20,810)	299,982
Other tax liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Long-term debt, less current maturities	—	—	—	—	—	—	—	—	—	—	—	1,332,954
Other liabilities	—	(5,844)	—	—	5,265	—	—	—	—	—	5,264	16,924

Total Liabilities	$(94)	$(15,352)	$614	$89	$3,067	$(490)	$(355)	$—	$(1,227)	$—	$(21,101)	$1,781,909

Redeemable Non-Controlling Interests, net of installment payments due from non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	25,472	39,696
Commitments and contingencies	—	—	—	—	—	—	—	—	—	—	—	—
Stockholders’ Equity:
Common stock	—	—	—	—	—	—	—	—	—	—	—	79
Additional paid-in capital	—	—	—	—	—	—	—	—	(9,484)	—	(7,792)	940,922
Equity - Iconix									—	—	—	—
Retained earnings	(9,350)	(591)	(247)	1,452	(3,997)	$(898)	$(659)	$(15,244)	(128,732)	1,596	(91,707)	713,819
Accumulated other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(24,186)
Less: Treasury stock	—	—	—	—	—	—	—	—	—	—	—	(812,429)

Total Iconix Brand Group, Inc. Stockholders’ Equity	(9,350)	(591)	(247)	1,452	(3,997)	(898)	(659)	(15,244)	(138,216)	1,596	(99,499)	818,205

Non-controlling interests, net of installment payments due from non-controlling interest holders	—	—	(368)	2,144	—	—	—	7,622	—	(1,596)	293	133,232

Total Stockholders’ Equity	$(9,350)	$(591)	$(614)	$3,596	$(3,997)	$(898)	$(659)	$(7,622)	$(138,216)	$—	$(99,206)	$951,437

Total Liabilities, Redeemable Non-Controlling Interest and Stockholders’ Equity	$(9,444)	$(15,943)	$—	$3,685	$(930)	$(1,388)	$(1,014)	$(7,622)	$(139,443)	$—	$(94,835)	$2,773,042

	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

A - Inclusion of JV’s - Originally stated balances, including reclass to conform to consolidated presentation, on the newly consolidated Joint Venture Balance Sheets, as of 12/31/2014.

B - Buffalo Adjustments - Opening adjustment and related subsequent entries, as a result of the change in purchase price.

C - OP Japan - Adjustments to the OP Japan Gain calculation from 2011 and 2012.

D - India - Adjustments to the Iconix India JV Gain calculation from 2012.

E - Europe - Adjustments to the Iconix Europe JV Gain calculation from 2009, and the related revaluation gain in 2014.

F - JC Penney - Reduction of JP Penney revenue and related advertising expenses paid to JC Penny from 2014.

G - Latin America - Adjustments to the Iconix Latin America JV Gain calculation from 2008, and the related revaluation gain in 2014.

H - Mezz Debt - Accretion of Put Options to Mezzanine Debt and related offsets of Notes Receivable against both Redeemable NCI and Non-Redeemable NCI.

I - Ecko - Reduction of Ecko (3TAC) revenue from 2013-2014 of $1.5M.

J - Hardy - Adjustment to the 2011 Hardy Way revaluation gain and reduction of 2011 revenue.

K - China - Adjustments to the Iconix China JV Gain calculation from 2008.

L - Umbro - Adjustment to the value of the Umbro trademarks sold in Korea in 2013.

M - InterCo - Elimination and currency revaluation of Intercompany balances and notes receivable/payable as a result of new entities (The Joint Ventures) being consolidated in 2013 and 2014.

N - NGX - Allocation of $750k of advertising revenue from 2014 to 2015 & 2016.

O - Distributions - Elimination of JV partnership distributions and shortfall distributions as a result of new entities (Joint Ventures) being consolidated in 2013 and 2014.

P - Joe Boxer - Adjustment to purchase price of Joe Boxer Canada from 2009 and accrual for Kmart revenue credits from 2008.

Q - Sharper - Adjustment to sale of Sharper Image trademarks in 2014.

R - Australia - Adjustments to the Iconix Australia JV Gain calculation from 2013.

S - NCI - To reverse previously recorded equity method minority interest income for newly consolidated entities (Joint Ventures) and to reclass the amounts as Non-Controlling Interest.

T - JV Gains - To eliminate previously recorded gains/losses and Step-Up Value of Trademarks.

U - Taxes - To record tax effect related to the Non-Controlling Interest effect of adjusting entries.